Exhibit 12

MERCK & CO., INC. AND SUBSIDIARIES

Computation Of Ratios Of Earnings To Fixed Charges

(In millions except ratio data)

	Years Ended December 31

	2003	2002	2001	2000	1999	1998

Income from Continuing Operations Before Taxes	$9,051.6	$9,651.7	$9,948.1	$9,362.3	$8,370.1	$7,976.9
Add (Subtract):
One-third of rents	75.6	67.2	64.2	55.9	55.0	52.3
Interest expense, gross	350.9	390.6	463.7	484.0	315.5	205.1
Interest capitalized, net of amortization	(30.1)	(36.9)	(66.1)	(99.0)	(61.4)	(36.9)
Equity (income) loss from affiliates, net of distributions	79.2	(156.1)	(113.7)	(288.3)	(352.7)	36.2
Preferred stock dividends, net of tax	150.9	164.3	199.6	205.0	120.2	61.4

Earnings from Continuing Operations	$9,678.1	$10,080.8	$10,495.8	$9,719.9	$8,446.7	$8,295.0

One-third of rents	$75.6	$67.2	$64.2	$55.9	$55.0	$52.3
Interest expense, gross	350.9	390.6	463.7	484.0	315.5	205.1
Preferred stock dividends	215.6	234.7	285.1	292.9	171.7	87.7

Fixed Charges from Continuing Operations	$642.1	$692.5	$813.0	$832.8	$542.2	$345.1

Ratio of Earnings to Fixed Charges from Continuing Operations	15	15	13	12	16	24

For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity income (loss) from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies.